UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                      SEC FILE NUMBER
                     NOTIFICATION OF LATE FILING        000-18113

                               FORM 10-KSB               CUSIP NUMBER

                     For Period Ended: June 30, 2003

  [Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

  PART I - REGISTRANT INFORMATION


FULL NAME OF REGISTRANT:         TENET INFORMATION SERVICES, INC.
FORMER NAME IF APPLICABLE:       N/A
ADDRESS IF PRINCIPAL EXECUTIVE
 OFFICE: (Street and Number):    53 West 9000 South
CITY, STATE AND ZIP CODE:        Sandy, Utah

  PART II - RULES 12b-25(b) AND (c)

       If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   [X]      (a)  The reasons described in reasonable detail in Part
        III of this form could not be eliminated without unreasonable effort or expense;

   [X]      (b)  The subject annual report, semi-annual report,
        transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
        10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

   [X]      (c)  The accountant's statement or other exhibit required
        by Rule 12b-25 has been attached if applicable.

  PART III - NARRATIVE

       State below in reasonable detail the reasons why the Form
  10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Due to a recent sale of part of the business, some additional time is needed to assure all items are disclosed correctly.

  PART IV - OTHER INFORMATION

            (1) Name and telephone number of person to contact in regard to this notification.

              JERRY NELSON             (801)         568-0899
              ------------         -------------------------------
              (Name)                (Area Code)  (Telephone Number

            (2)  Have all other periodic reports required under
       Section 13 or 15(d) of the Securities Exchange Act of 1934 or
       Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports) been filed? If
       answer is no, identify report(s). [X]Yes   [ ]No -

            (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
       [ ]Yes   [X]No

       If so, attach an explanation of the anticipated change, both narratively and qualitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                   TENET INFORMATION SERVICES, INC.
              ------------------------------------------
             (Name of Registrant as specified in Charter)

  has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                TENET INFORMATION SERVICES, INC.

                                By:  /s/  Jerry Nelson
                                ---------------------------------
                                Jerry Nelson, President

  Date: September 30, 2003

  [ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]

HANSEN, BARNETT & MAXWELL
A Professional Corporation
Certified Public Accountants

                                                  (801) 532-2200
  Member of AICPA Division of Firms               Fax (801) 532-7944
        Member of SECPS                      5 Triad Center, Suite 750
Member of Summit International Associate    Salt Lake City, Utah 84180-1128



September 30, 2003

To the Board of Directors and Stockholders
Tenet Information Services, Inc.


Tenet Information Services, Inc. was unable to complete the preparation of their financial statements and was unable to provide accounting information specific to the recent sale of part of their business in sufficient time to enable our completion of the audit of their June 30, 2003 financial statements. It is anticipated the financial statements and our audit report will be available by October 14, 2003, although no assurance can be given.



                                 /s/ HANSEN, BARNETT & MAXWELL